                                                                    EXHIBIT 99.1

COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Organization and Compensation Committee of the Board of Directors has furnished the following report on executive compensation.

The compensation of Asarco's executive officers other than those who are also directors is reviewed and established annually by the Organization and Compensation Committee of the Board of Directors. For officers who were also directors in 1998 (Messrs. Osborne, McAllister and Morano) the Committee made compensation recommendations to the Board absent those officers, which established their compensation. The Board did not modify or reject in any material way the Committee's recommendations for 1998 compensation. The Committee met a total of seven times during 1998. Long-term incentive compensation awards for 1998 to officers and other salaried employees were approved by the Committee (and recommended to the Board with respect to Messrs. Osborne and McAllister) at the Committee's January 1998 meeting.

The Company retains an independent compensation consulting organization to advise and assist the Company and the Committee in connection with compensation matters. During 1998 the consulting organization made recommendations to the Committee on base salary, cash incentive compensation and long-term incentive compensation matters for the Chief Executive Officer and each other Asarco executive position. Such recommendations included target levels for base salary and cash incentive compensation, long-term income targets, weighting of stock option and restricted stock values, and appropriate stock option and restricted stock valuation methods. The Committee carefully considered the recommendations and acted within the scope of the recommendations in these areas.

Asarco's executive officer compensation is composed of base salary and incentive compensation.

The Company's policy for base salary for executive officers is to establish par compensation levels for each position based on competitive data and the responsibilities and value of each executive position to the Company. The Committee considers compensation information from other companies in the mining and metals industry. It also considers compensation information from smaller, larger and comparably sized companies in other industries. The Committee then considers individual and corporate performance in establishing salary levels within a competitive range.

The Committee believes that the S&P Metals Miscellaneous Group, which includes only four metals companies in addition to the Company, and the S&P 500 Index, both used for comparing shareholder returns, do not necessarily represent the Company's most direct competitors for executive talent. In making decisions that affect executive compensation the Committee reviews three different comparator groups proposed by its independent consultants: one group includes 13 process-oriented companies; another group is comprised of 50 companies engaged in heavy industry; and a third group consists of approximately 175 companies having annual revenues of $1 billion to $6 billion (the "Comparator Groups"). These groups represent companies whose operational and performance characteristics are capable of comparison with those of the Company, allowing for meaningful comparisons of executive compensation. The Comparator Groups include three of the five companies in the S&P Metals Miscellaneous Group and approximately 110 companies in the S&P 500 Index.

Base salaries for the Company's executive officers in 1998 were slightly above the median of the Comparator Groups studied by the Committee and represented a slightly greater percentage of total compensation, relative to the median for the Comparator Groups. Because the cyclical nature of the Company's business can result in significant changes in incentive compensation from year to year the Committee believes that compensation levels are more stable and, accordingly, more competitive when base salaries comprise a larger portion of total cash compensation. In general, the Committee structures total compensation for each salaried position to be approximately at the median of total compensation for comparable positions among the Comparator Groups.

Although the Company's base salaries are set at levels intended to be competitive with the Company's industry peers, the Committee also takes into consideration the Company's performance relative to companies in the Comparator Groups as part of its compensation review. In this regard, the Company's success in meeting transactional, operational and financial objectives are all taken into consideration. Because the relative importance of each objective may change over time, the Committee does not set fixed Company performance targets for purposes of setting base salaries. The Company's success or failure in achieving certain objectives or financial results, however, will generally affect executive salaries. Thus, in a downward part of the business cycle, salary increases may be delayed or salaries even reduced; in strong financial years, the Company may award larger increases.

In 1998, base salaries for Mr. McAllister and Mr. Morano were increased effective February 1, 1998, by 16.7% and 9.4%, respectively, associated with the promotion of Mr. McAllister to President and Mr. Morano to Executive Vice President. The salary of one other officer was increased by 6.8% effective April 1, 1998, in connection with a promotion. Base salaries for other executive officers have not been increased since May 1997.

Incentive compensation consists of cash incentive compensation awarded annually if justified, and long-term incentive compensation. Long-term incentive compensation combines restricted stock and stock options and is designed to link the interests of executive officers with those of stockholders by providing each executive an incentive to manage the business as an owner with an equity stake.

Annual cash incentive payments are determined under the Asarco Incentive Compensation Plan and the Asarco Incentive Compensation Plan for Senior Officers ("Senior Officers' Plan"), which are administered by the Organization and Compensation Committee. Approximately 75% of all active salaried employees of the Company are eligible for annual cash incentive compensation payments under the Incentive Compensation Plan. The sole purpose of the Senior Officers' Plan, which covers only the five most highly compensated officers with respect to a year in which compensation is awarded, is to assure current federal income tax deductibility of incentive compensation earned by those five officers whose compensation might otherwise not be deductible under the Internal Revenue Code. Incentive awards to the five covered officers are determined pursuant to the Senior Officers' Plan and the Incentive Compensation Plan, and to the extent they exceed award levels under the Senior Officers' Plan, such awards may not be deductible. The Asarco Compensation Deferral Plan permits officers and eligible employees to defer all or a portion of awards made under the Incentive Compensation Plan (and, if applicable, the Senior Officers' Plan), and to defer that portion of salary that could have been deferred under the Savings Plan but for limitations imposed by the Internal Revenue Code.

Under the Incentive Compensation Plan, a target level of annual incentive compensation is established for each eligible employee based on the level of responsibility attached to such employee's position with the Company. For executive officers these targets are set slightly below competitive median levels to compensate for salary targets which are set slightly above competitive median levels. The officers' levels of responsibility are determined by the Committee after review of substantially equivalent positions among the Comparator Groups. Awards to employees are increased or decreased from a predetermined target level, based upon performance measured at three levels: individual, operating unit or staff group and Company-wide. Incentive compensation for the Company's executive officers, and particularly for the Chief Executive Officer, is determined by individual and Company performance levels. Company performance in 1998 was evaluated against objectives previously established by the Board of Directors.

In November 1998 and January 1999 the Committee concluded that, although the Company had made favorable progress in 1998 towards goals in areas including reduction of copper operating costs and sale of non-core assets, no incentive compensation should be awarded under the Incentive Compensation Plan or the Senior Officers' Plan with respect to 1998 in view of the Company's net loss for the year.

In meetings in April, June and September 1998, followed in each case by discussion with the Board, the Committee developed a new formula-based incentive compensation plan for the Company, which was approved by the Board in October 1998 effective for the year beginning January 1, 1999.

The revised Asarco Incentive Compensation Plan has been designed, among other things, to reward management for achieving and exceeding annual Return on Equity ("ROE") targets approved by the Board. The ROE targets will be reviewed by the Board each year and may be revised by the Board in response to changes in the Company's strategy. If minimum or better ROE targets are achieved, incentive compensation will be paid, subject to adjustments for overall corporate and for unit or performance management group performance, and also for individual performance.

In January 1998 the Committee approved awards of stock options and restricted stock to the Company's officers other than Messrs. Osborne and McAllister, and recommended to the Board awards to those officers. These awards were made within long-term incentive income targets based upon analyses by the Company's compensation consultant. The consultant supplements data from the Comparator Groups with broad based survey data to develop target levels of "long-term gain opportunity" for various levels of total compensation, with greater percentages of long-term gain opportunity attaching to higher responsibility levels. The Company's consultant surveys a broader group of companies than those in the Comparator Groups so as to provide a more complete analysis of competitive long-term incentive compensation award levels.

The Company normally makes long-term incentive awards on an annual basis and has not established specific stock ownership objectives for its officers. In 1998, long-term incentive compensation awards to the Company's executive officers were at the median of awards made by the companies included in the Comparator Groups and the consultant's surveys. In making 1998 long-term incentive awards the Committee also considered each officer's performance. The Committee also considered outstanding options and shares of restricted stock previously awarded to the executive officers. In the case of the Chief Executive Officer the Committee also considered his performance and responsibility in establishing the Company's strategic goals and directing all elements of its performance.

In July 1998 the Committee approved an award of 118,075 stock options exercisable at the then current market price of $21.75 per share to a broad group of 1,217 of the Company's middle management and other employees. The options were granted during a period when the Company was deferring any general salary increases in view of low copper prices.

In meetings in October and November 1998 the Committee determined that it would be in the best interests of the Company for Mr. Osborne to be entitled to an office and certain executive-level services following his retirement. The Committee recommended to the Board, and the Board approved, a one-year consulting agreement under which Mr. Osborne will provide consulting services to the Company for a daily consulting fee of $4,500 with an annual minimum of 23 consulting days of service. The Company agreed to nominate Mr. Osborne for re-election in April 1999 as a Company director for a term ending April 2001.

Section 162(m) of the Internal Revenue Code eliminates the Company's Federal income tax deductions for certain compensation in excess of $1 million paid in a taxable year to each of the Company's five highest paid officers as reported in the proxy statement, unless compensation programs meet certain requirements, principally concerning the adoption of fixed targets. Accordingly, changes in Asarco executive compensation programs for annual incentive compensation and for stock option grants as a result of the provision were approved by Asarco shareholders in 1996. While the Company considers that restricted stock provides a form of long-term compensation the value of which is directly related to Company stock performance, the Committee believes that it is not practical to change the Company's restricted stock plan provisions to meet the requirements of Section 162(m). The Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to the Company's executive officers. Although compensation paid is generally deductible, certain compensation paid to some executives may not be deductible.

                                         Willard C. Butcher, Chairman
                                         James W. Kinnear
                                         Martha T. Muse
                                         John D. Ong
                                         James Wood

EXECUTIVE COMPENSATION

Set forth below is certain information concerning the annual and long-term compensation for services in all capacities to the Company for fiscal years 1998, 1997 and 1996 of the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company:

                           SUMMARY COMPENSATION TABLE


                                                                                                      LONG TERM
                                                                                                      ---------
                                      ANNUAL COMPENSATION                                        COMPENSATION AWARDS
                                      -------------------                                        -------------------
                                                                                                                     SECURITIES
                                                                        OTHER                          UNDERLYING
NAME AND                                                                ANNUAL       RESTRICTED STOCK   OPTIONS      ALL OTHER
PRINCIPAL POSITION                YEAR            SALARY     BONUS   COMPENSATION(1)    AWARDS(2)       (SHARES)  COMPENSATION(3)
                            ------------------------------------------------------------------------------------------------------
Richard de J. Osborne.            1998          $885,000                $ 24,969       $528,710          73,950        $26,550
Chairman of the                   1997           865,000  $957,000        25,588        577,500          67,500         25,950
Board and Chief                   1996           811,672   485,000        28,850        539,750          50,000         24,350
Executive Officer

Francis R. McAllister             1998           518,750       ---        21,969        140,270          27,500         15,563
President and Chief               1997           441,668   335,300        22,588        159,500          25,500         13,250
Operating Officer                 1996           419,008   172,600        25,850        142,875          19,000         12,570

Kevin R. Morano                   1998           382,258       ---        24,969        116,532          22,500         11,468
Executive Vice President          1997           345,340   259,700        25,588        140,250          21,800         10,360
                                  1996           324,672   141,800        28,150        114,300          15,200          9,740

Robert J. Muth                    1998           300,000       ---        21,969         75,530          15,200          9,000
Vice President                    1997           296,668    76,500        22,588         88,000          15,200          8,900
                                  1996           286,672    74,300        24,825         76,200          10,400          8,600

Augustus B. Kinsolving            1998           299,004       ---        20,969         64,740          12,600          1,600
Vice President and                1997           295,004   132,500        22,588         77,000          12,600          1,600
General Counsel                   1996           283,672    75,200        25,850         62,250           9,000          1,500

(1) Represents annual retainer, stock award and fees received for services as a director of Southern Peru Copper Corporation. (2) Dollar values of restricted stock awards are shown as of the date of grant. The number and dollar value of shares of restricted stock holdings owned at December 31, 1998, and still subject to restrictions are as follows: Mr. Osborne, 61,500 shares/$930,188; Mr. McAllister, 16,520 shares/$249,865; Mr. Morano,13,840 shares/$209,330; Mr. Muth,
8,800 shares/$133,100 and Mr. Kinsolving, 7,600 shares/$114,950. Restrictions on such shares lapse in equal installments over five years beginning with the grant dates which occurred during the period from January 1994 through January 1998, except upon a change of control, in which case all shares vest immediately. Cash dividends paid on shares of restricted stock are not subject to restrictions.

(3) Amounts shown reflect matching contributions made by the Company for the named individuals under the Company's Savings Plan and Compensation Deferral Plan (formerly the Supplemental Savings Plan). The Savings Plan is a qualified defined contribution profit sharing plan available generally to all United States salaried employees with one month of service with the Company. Savings Plan contributions are immediately vested and may be withdrawn subject to certain restrictions, penalties and suspension periods. The Compensation Deferral Plan is a non-qualified deferred compensation plan that allows eligible employees to defer that portion of their salary that could have been deferred under the Savings Plan but for limitations imposed by the Internal Revenue Code, and to defer all or part of their eligible incentive compensation, as provided in the Plan. Salary deferrals are eligible for a Company matching contribution under the Plan. Matching contributions under both plans may not exceed 3% of the employee's salary. Compensation deferred and amounts contributed by the Company may be withdrawn subject to certain restrictions and penalties. Deferrals of incentive compensation are not eligible for a Company matching contribution.

OPTION GRANTS

Set forth below is further information on grants of stock options under the Company's 1996 Stock Incentive Plan for the period January 1, 1998 to December 31, 1998. No stock appreciation rights ("SARs") were granted in 1998 or outstanding as of December 31, 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                              GRANT
                                                 INDIVIDUAL GRANTS            VALUE
                                                 -----------------            -----
                          NUMBER OF
                            SHARES
                          UNDERLYING%       OF TOTAL OPTIONS      EXERCISE               GRANT DATE
                           OPTIONS       GRANTED TO EMPLOYEES      OR BASE    EXPIRATION   PRESENT
NAME                      GRANTED(1)        IN FISCAL YEAR        PRICE $/SH    DATE       VALUE(2)
---------------------------------------------------------------------------------------------------
Richard de J. Osborne.        73,950              15.1%             $21.58     1/27/08    $359,323
Francis R. McAllister.        27,500               5.6%             $21.58     1/27/08     133,623
Kevin R. Morano.              22,500               4.6%             $21.58     1/27/08     109,328
Robert J. Muth                15,200               3.1%             $21.58     1/27/08      73,857
Augustus B. Kinsolving        12,600               2.6%             $21.58     1/27/08      61,223

     (1) The options were awarded under the Company's stockholder-approved 1996 Stock Incentive Plan. The option price per share equals the fair market value of the Company's Common Stock on the date of grant. The options provide for limited rights exercisable upon the occurrence of specified events that may materially affect the value of the Company's Common Stock and are designated as such by the Committee that administers the Plan, including a tender or exchange offer for shares of the Company's Common Stock, the replacement of a majority of the Board as a result of a proxy contest, a merger or reorganization of the Company, or a liquidation or dissolution of the Company. If an exercise event occurs, the holder is entitled to receive the cash value of the options at the highest market value that the shares traded over a period of sixty days preceding the event or, in the event of the consummation of a tender offer, the tender offer price, in each case, less the exercise price.

     (2) Based on the Black-Scholes option pricing model, a widely recognized method of valuing options. The following assumptions were used in determining the value of the options using the model: expected volatility of 29.4% based on actual monthly volatility for the preceding five years, risk-free rate of return of 5.6% based on the yield of the five year U.S. treasury note as of the grant date, annual dividend rate of $0.94 per share based on average dividends paid per share over the preceding ten years, and exercise of the option five years after the grant date. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The model is used for valuing market traded options and is not directly applicable to valuing stock options granted under the Company's Stock Incentive Plan which cannot be sold.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

Set forth below is information concerning stock option exercises by named executive officers during 1998, including the aggregate value of gains on the date of exercise, the number of shares covered by exercisable options and the value of "in-the-money" options as of December 31, 1998. All outstanding options were exercisable at December 31, 1998.

                    AGGREGATED OPTION EXERCISES IN 1998 AND
                        DECEMBER 31, 1998 OPTION VALUES

                                                             NUMBER OF
                                                        SECURITIES UNDERLYING
                                                            UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT YEAR END         IN-THE MONEY
                          SHARES ACQUIRED    VALUE          EXERCISABLE/             OPTIONS AT
          NAME              ON EXERCISE     REALIZED      UNEXERCISABLE(1)           YEAR END(2)
------------------------------------------------------------------------------------------------------

Richard de J. Osborne.                 __         __            399,450                    --

Francis R. McAllister.              9,000  $  13,290            151,840                    __

Kevin R. Morano                                   __             93,200                    __

Robert J. Muth                                                   52,614

Augustus B. Kinsolving              2,044  $6,457 (3)            73,300                    __

     (1) The above officers held no unexercisable options at December 31, 1998.
     (2) Based on the New York Stock Exchange--Composite Transactions price for the Company's Common Stock of $15.125 on December 31, 1998. (3) All after-tax net value realized was received in shares of Common Stock.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

Set forth below is a line graph comparing the yearly percentage change in the cumulative total return on the Company's Common Stock against the cumulative total return on the S&P Composite 500 Stock Index and the S&P Metals Miscellaneous Group Index for the five year period 1993 to 1998.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
       ASARCO INCORPORATED, S&P 500 INDEX & S&P METALS MISC. GROUP INDEX


COMP OF FIVE YEAR
                     "Asarco"  "S&P 500"  "S&P Metal"

1993                      100        100          100

1994                   126.44     101.32       116.76

1995                   145.19     139.40       129.16

1996                   116.06     171.41       131.78

1997                   107.58     228.59        88.58

1998                    74.77     293.92        63.72

*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS **ASSUMES $100 INVESTED ON 12/31/93 IN ASARCO COMMON STOCK, S&P 500 INDEX & S&P METALS GROUP INDEX

The preceding chart analyzes the total return on Asarco's Common Stock compared to the S&P 500 and the S&P Metals Miscellaneous Group over the five year period commencing December 31, 1993. In the first year of this period, through December 31, 1994, Asarco's stock had a positive return of 26.4%, the S&P 500 returned 1.3% and the S&P Metal Miscellaneous Group returned 16.8%. In 1995, the return for Asarco's stock was a positive 14.8% compared to positive returns of 37.6% for the S&P 500 and 10.6% for the S&P Metals Miscellaneous Group. In 1996, Asarco's stock provided a negative return of 20.1% compared to positive returns of 23.0% for the S&P 500 and 2.0% for the S&P Metals Miscellaneous Group. In 1997, Asarco's return was a negative 7.3%, the S&P 500 returned a positive 33.4% and the S&P Metals Miscellaneous Group returned a negative 32.8%. In 1998, Asarco's stock provided a negative return of 30.5% compared to a positive return of 28.6% for the S&P 500 and a negative return of 28.1% for the S&P Metals Miscellaneous Group.

RETIREMENT PLANS

The following table shows the estimated amount of annual retirement income (calculated as a single life annuity benefit) payable to employees for life, commencing at normal retirement at age 65 in 1999, under the Company's qualified Retirement Benefit Plan for Salaried Employees ("Plan"), covering substantially all salaried employees, a prior plan of the Company and a supplemental retirement benefit plan (the "Supplemental Plan"). The Supplemental Plan is a non-qualified supplemental retirement benefit plan under which any benefits not payable from Plan assets by reason of the limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") and the loss due to the deferrals of salaries made under the Company's Deferred Income Benefit System and the Compensation Deferral Plan are paid from the Company's general corporate funds. The table assumes Social Security benefit levels as in effect on January 1, 1999.


                              PENSION PLAN TABLE

                    APPROXIMATE ANNUAL RETIREMENT BENEFITS
                    --------------------------------------


      FINAL
     AVERAGE         15 YEARS    20 YEARS    25 YEARS    30 YEARS    35 YEARS
   COMPENSATION     OF SERVICE  OF SERVICE  OF SERVICE  OF SERVICE  OF SERVICE
                    ----------  ----------  ----------  ----------  ----------
       $300,000         64,525      86,033     107,541     129,049     150,557
        400,000         87,025     116,033     145,041     174,049     203,057
        500,000        109,525     146,033     182,541     219,049     255,557
        600,000        132,025     176,033     220,041     264,049     308,057
        700,000        154,525     206,033     257,541     309,049     360,557
        800,000        177,025     236,033     295,041     354,049     413,057
        900,000        199,525     266,033     332,541     399,049     465,557
      1,000,000        222,025     296,033     370,041     444,049     518,057
      1,100,000        244,525     326,033     407,541     489,049     570,557
      1,200,000        267,025     356,033     445,041     534,049     623,057
      1,300,000        289,525     386,033     482,541     579,049     675,557
      1,400,000        312,025     416,033     520,041     624,049     728,057
      1,500,000        334,525     446,033     557,541     669,049     780,557
      1,600,000        357,025     476,033     595,041     714,049     833,057
      1,700,000        379,525     506,033     632,541     759,049     885,557
      1,800,000        402,025     536,033     670,041     804,049     938,057
      1,900,000        424,525     566,033     707,541     849,049     990,557
      2,000,000        447,025     596,033     745,041     894,049   1,043,057

Benefits are calculated using a final average earnings formula (i.e., average of the highest consecutive 60 months of the last 120 months of compensation received "Final Average Compensation"), minus a Social Security offset.

As of January 31, 1999, the following officers had completed the number of years of service indicated opposite their names: Richard de J. Osborne, 24 years; Francis R. McAllister, 32 years; Kevin R. Morano, 20 years; Robert J. Muth, 30 years and Augustus B. Kinsolving, 24 years. Under the Plan and Supplemental Plan, the amounts of covered compensation of such persons for calendar year 1998 were Richard de J. Osborne, $1,842,000, Francis R. McAllister, $854,050, Kevin R.

Morano, $641,958, Robert J. Muth, $376,500 and Augustus B. Kinsolving, $431,504 and consisted of basic salary and cash incentive compensation payments in the year received as shown in the Summary Compensation Table and in prior proxy statements. Cash incentive compensation payments are generally received in the year following that in which they are earned.

Messrs. Osborne, Muth and Kinsolving are eligible to receive additional benefits, not included in the amounts shown in the table, under the Company's supplemental plan for designated officers hired in mid-career (the "Mid-Career Plan"). The Mid-Career Plan provides supplemental retirement benefits out of the general funds of the Company for officers holding the rank of Vice President or higher who are determined by the Organization and Compensation Committee to have had prior business or professional experience valuable to the Company and relevant to the positions for which they were employed by the Company, and who at retirement or termination of employment with the consent of the Company will have been with the Company as a Vice President or higher for 10 years or more. The Mid-Career Plan provides for annual benefits equal to 55% of the Final Average Compensation, which amount is reduced by any benefits payable by the Company or any other employer under any other pension plan not attributable to the employee's contributions, and by all Social Security benefits payable at the time of retirement or early termination. All benefits under the Mid-Career Plan are forfeited by a participant who prior to attaining age 65 terminates employment with the Company without its consent, except in the case of a change in control. Participants in the Supplemental Plan and the Mid-Career Plan receive their benefits in a lump-sum payment at retirement (which payment may be deferred) unless they elect, in accordance with the terms of the plan, to receive an annuity benefit.

EMPLOYMENT AGREEMENTS

The Company has employment agreements which provide for severance payments in certain events to Messrs. Osborne, McAllister, Morano, Muth and Kinsolving and six other key executive officers. The employment agreements are for a term of one year, renewable automatically on a year-to-year basis unless terminated by the Company at least nine months prior to the anniversary date, except that they continue in effect for not less than three years following occurrence of a change in control of the Company. If, as a result of a change in control, the executive's employment is terminated, his responsibilities are materially reduced, or his salary, bonus or benefits are adversely affected, the executive is entitled to receive from the Company as severance pay one lump-sum payment equal to the total of three times such executive's annual base salary, average incentive compensation payments received for the higher of the three or five years immediately preceding the date of termination or the change in control, and the annual cost to the Company of certain benefits such executive is entitled to receive immediately preceding the date of termination. The executive would also be entitled to continuation of health and other insurance benefits for a period of three years following termination. Upon termination by the Company after a change in control, under the agreements each executive is also entitled to payment from the Company of the value of such executive's stock options. The amount of the severance payment from the Company will also include an amount necessary to reimburse each executive for any excise taxes imposed by the Code in respect of such payments. In addition, the Supplemental Plan and the Mid-Career Plan provide for lump-sum payment of accrued benefits upon a change in control. The employment agreements also provide that following the occurrence of a potential change in control of the Company each executive officer will remain in the employ of the Company for 180 days. Under the agreements, change in control as to an executive shall not be deemed to have occurred if the event first giving rise to the change in control involves a publicly-announced transaction or publicly-announced proposed transaction which at the time of the announcement has not been previously approved by the Company's Board of Directors and the executive is part of a purchasing group proposing the transaction. Also, there is deemed to be no change in control as to an executive if the executive is part of a purchasing group which consummates a change in control transaction. No change in control shall occur under the agreements in a merger or consolidation approved by the stockholders in which the voting securities of the Company continue to represent 50% or more of the voting power of the Company or surviving entity, or in a merger or consolidation in which no person or entity acquires more than 50% of the voting securities of the Company.

In November 1998 the Company entered into a one-year consulting agreement with Mr. Richard de J. Osborne to take effect upon his retirement as Chief Executive Officer in April 1999. See "Committee Report on Executive Compensation" above in this proxy statement.




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